August 25, 2016

Via EDGAR Correspondence Filing

Dominic Minore, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	RiverNorth/DoubleLine Strategic Opportunity Fund, Inc. (the “Fund”)
File Nos. 333-212400, 811-23166

Dear Mr. Minore:

We have received your comments regarding the Registration Statement for the above captioned Fund via telephone on August 23, 2016. This letter serves to respond to your comments. For your convenience, we have structured our response to address each of your comments in the order in which they were presented on our call.

Accounting

Please confirm the accuracy of amounts disclosed in the Example of the Summary of Fund Expenses Table. These amounts do not appear to include the sales load and the expenses borne by Common Shareholders.

Response:     The Fund has revised the Summary of Expense Table and related disclosure. The Fund confirms that the Example presentation includes the sales load and the expenses borne by Common Shareholders.

The Fund discloses on page 3 of the Prospectus that it may use short position for hedging purposes. Please confirm whether the Fund intends to use short positions and, if so, include an estimate of dividends paid on Fund short sales in the Annual Expenses section.

Response;     The Fund confirms it intends to utilize short positions for hedging purpose and, pursuant to your request, has provided in a separate line item under “Annual Expenses” an estimate of dividends and interest payments relating to short positions of the Fund.

Prospectus

In your response letter, please confirm that all of the information that precedes the section captioned “Table of Contents” will appear on the outside front cover of the prospectus in at least 10-point type.

Response:     The Fund confirms that all of the required information that precedes the section captioned “Table of Contents” will appear on the outside front cover of the prospectus in at least 10-point type.

The Fund discloses throughout the Prospectus that it may directly, or indirectly through Underlying Funds, invest in below investment grade securities. Please state, if true, that the Fund may invest directly, or indirectly through Underlying Funds, in below investment grade securities of any rating, including the lowest rating, and provide a description of what this means.

Response:     Pursuant to your request, the Fund has revised the Prospectus, as appropriate, to describe that the Fund may invest directly, or indirectly through Underlying Funds, in below investment grade securities of any level, including the lowest levels. The Fund has included additional description as to the meanings to such levels.

The Fund discloses in its description of the Opportunistic Income Strategy that it does not currently expect to invest more than 15% in certain securities rated “Caa” or below by Moody’s and “CCC” or below by S&P (or unrated securities determined by the Subadviser to be of comparable quality). Please clarify, if true, that such investments may be in securities of any rating below “Caa” by Moody’s or “CCC” by S&P (or if unrated as determined by the Subadviser to be of comparable quality).

Response:     Pursuant to your request, the Fund has revised the Prospectus, as appropriate, to describe that the Fund may invest in the Opportunistic Income Strategy in below investment grade securities of any level, including the lowest level.

We note that the Fund discloses potential investments in stripped mortgage securities (generally interest-only and principal-only securities). Please add appropriate risk disclosure relating to these types of investments.

Response:     Pursuant to your request, the Fund has revised the Prospectus to include a separate risk factor relating to interest-only and principal-only securities.

We note that the Fund discloses in list of other types of securities that the Fund may invest in under the Opportunistic Income Strategy, including U.S. Government securities; debt securities issued by domestic or foreign corporations; obligations of foreign sovereigns or their agencies or instrumentalities; equity, mortgage, or hybrid real estate investment trust securities; bank and municipal securities. To the extent these are principal investments of the Fund, please confirm that the Fund has provided appropriate disclosure of these investments and the associated risks.

Response:     Pursuant to your request, the Fund confirms that each of the above securities and related risk have been included in the descriptions of the Prospectus, as revised.

We note that the Tactical Closed-End Fund Income Strategy utilizes a “Statistical Analysis - Mean Reversion” in its Investment Philosophy and Process. Please clarify, in plain English, the meaning of “mean reversion.”

Response:     The Fund has included additional language in the Investment Philosophy and Process section of the Prospectus to clarify the meaning of “mean reversion”.

Please consider placing the “Risk Considerations – Investment Risk” in front of the “Risk Considerations – Structural Risks”.

Response:     The Fund has revised the order of the risk factors disclosed in the Prospectus, in order of importance.

We note that the Fund has disclosed its ability to invest in subprime mortgages. Please provide a separate risk factor relating to investments in subprime mortgages.

Response:     Pursuant to your request, the Fund has provided a separate risk factor to disclose the risks of investments in subprime mortgages.

Please use bold font for each sub-caption of the Risk Considerations section.

Response:     Each sub-caption of the Risk Considerations section has been put in bold font.

Under “Mortgage-Backed Securities Risks – Residual and Equity Tranches” in the penultimate sentence, please insert the word “whatever” prior to the word “money.”

Response:     Pursuant to your request, the Fund has inserted the word “whatever” in the above referenced section.

In the “Reverse Repurchase Agreements Risk” disclosure, please clarify that the use of reverse repurchase agreements is a form of borrowing by the Fund.

Response:     Pursuant to your request, the Fund has included additional language to clarify that the use of reverse repurchase agreements is considered a form of borrowing by the Fund.

In the Fund’s derivatives risk disclosure (e.g. short sale risk, swap risk, etc.) please clarify that the use of such instruments will be for hedging and not speculative purposes.

Response:     Pursuant to your request, the Fund has revised the Prospectus risk disclosure, where appropriate, to clarify where the Fund’s intended use of the derivatives are for hedging purposes.

In the Summary of Fund Expenses section, please that all fees and expenses are calculated as a percentage of net assets attributable to common stockholders.

Response:     The above requested disclosure in the footnote 7 of the Summary of Fund Expenses section has been added to the Prospectus.

Please consider expanding the risk factor relating to the Fund’s antitakeover provisions to reflect the Fund’s staggered board and supermajority voting provisions pursuant to its articles of incorporation.

Response:     The Fund has revised the Risks Considerations section of the Prospectus to expand the disclosure as requested above.

We note that the Fund has disclosed a limit of 20% allocated to the Opportunistic Income Strategy that the Fund may invest in non-agency tranches. Please disclose whether the Fund has any limits with respect to which the Fund’s Managed Assets may be invested in Underlying Fund’s investing in non-agency residual or equity tranches of RMBS, CMOs and other real estate investments.

Response: The Fund has confirmed in the Prospectus that it does not have a separate limit of investments that Underlying Funds may make in non-agency residual or equity tranches. The Fund has provided additional risk disclosure to this effect.

Please disclose that when the Fund acts as seller of a credit default swap agreement, the Fund will be required to segregate assets equal to the full notional amount of the reference obligation.

Response:     The Fund has provided additional disclosure to describe that when the Fund acts as seller of a credit default swap agreement, the Fund will be required to segregate assets equal to the full notional amount of the reference obligation. Please note that the Fund does not expect the use of credit default swap agreements to be a principal part of its investment strategy and, as such, the above requested language has been added to the SAI.

Please disclose whether the Fund is exempt from registering as a Commodity Pool under CFTC Rule 4.5.

Response:     As requested, the Fund will disclose in the prospectus that the Adviser has claimed an exclusion from registration as a commodity pool operator with respect to the Fund pursuant to CFTC Rule 4.5.

Statement of Additional Information

In fundamental investment restriction (4), delete the phrase “except to the extent that Underlying Funds in which the Fund invests concentrate their investments in a particular industry or group of industries.” Instead, add narrative disclosure under a “Fundamental Investment Restriction (4)” heading stating that, although the Fund’s investments in Underlying Funds are not deemed to be investments in a particular industry or group of industries, to the extent that the Fund is aware of the investments held by the Underlying Funds, the Fund will consider such information when determining compliance with fundamental investment restriction (4).

Response:     Pursuant to your request, the Fund has revised fundamental investment restriction (4).

Please clarify the meaning of the Fund’s potential to invest in pay-in-kind (“PIK”) securities on a “non-principal basis.”

Response:     Pursuant to your request, the Fund has revised its potential investment to PIK securities to state that such investments will be made as a “non-principal portfolio emphasis”.

Please expand the Fund’s disclosure relating to potential investments in private investment funds to make clear that its investments in such funds may not exceed, in the aggregate, 5% of the Fund’s net assets.

Response:     Please note that the SAI has been revised to remove references to the Fund’s potential investments in private funds.

Under “Management of the Fund – Investment Advisory Agreement and Subadvisory agreement, please clarify the description in the final paragraph of this section to appropriately describe the approval required under the 1940 Act.

Response:     The Fund confirms that it will revise the first sentence of the final paragraph on of this section of the Statement of Additional Information, as follows:

“The Investment Advisory Agreement and the Subadvisory Agreement will remain in effect for an initial term ending two years from the date the registration statement of the Fund has been declared effective by the SEC (unless soon terminated), and shall remain in effect from year to year thereafter if approved annually (i) by a majority of the outstanding voting securities of the Fund or by a vote of the Fund’s Board of Directors, cast in person at a meeting called for the purpose of voting on such approval, and (ii) by vote of a majority of the Board of Directors who are not parties to the Investment Advisory Agreement or Subadvisory Agreement, as applicable, or “interested persons” of any party to the Investment Advisory Agreement or Subadvisory Agreement, as applicable, cast in person at a meeting called for the purse of voting on such approval.”

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Tandy Acknowledgment

In connection with the Fund’s Registration Statement, the Fund acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Morrison Warren at (312) 845-3484 or the undersigned at (312) 845-3273

Very truly yours,

CHAPMAN AND CUTLER LLP

By	/s/ Walter Draney
Walter Draney

cc: Marcus L. Collins, Esq.; RiverNorth Capital Management, LLC.